SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date July 29, 2008______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

1. Audited Financial Statements for the year ended March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: July 29, 2008

                                                Biotech Holdings Ltd.

                                                            Consolidated Financial Statement
                                                            (Expressed in Canadian Dollars)

                                                            For the years ended March 31, 2008 and 2007

Biotech Holdings Ltd.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended March 31, 2008 and 2007

Contents

Independent Auditors` Report                                                                                                        3

Consolidated Financial Statements

Balance Sheets                                                                                                                                4

Statements of Operations                                                                                                                  5

Statements of Changes in Shareholders` (Deficiency)                                                                           6

Statements of Cash Flows                                                                                                                 7

Summary of Significant Accounting Policies                                                                                  8 - 11

Adoption of New Accounting Policies                                                                                          12 - 14

Notes to the Financial Statements                                                                                             15 - 31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Shareholders of Biotech Holdings Ltd.:

We have audited the consolidated balance sheets of Biotech Holdings Ltd. as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit, changes in shareholders` equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the company`s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board ("PCAOB")( United States ).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company`s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 26, 2008 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors` report these are adequately disclosed in the financial statements.

                                                               "Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby , BC , Canada
June 26, 20 08

Biotech Holdings Ltd.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

March 31	2008	2007

Assets

Current
Cash and cash equivalents	$ 14,854	$ 23,358
Accounts receivable - net	165,431	164,573
Inventory	4,657	10,823

	184,942	198,754
Property and equipment
Continuing operations (Notes 2 and 12)	102,492	115,264
Held for resale (Notes 2 and 12)	1	1

Technology interests (Note 3)	1	1

	$ 287,436	$ 314,020
Liabilities and Shareholders` (Deficiency)
Liabilities

Current
Accounts payable and accrued liabilities (Notes 11 and15)	$ 1,350,529	$ 1,256,139
Due to related parties (Note 4)	2,775,201	1,842,549

	4,125,730	3,098,688

Notes payable (Note 5)	224,343	224,343

	4,350,073	3,323,031
Shareholders` (deficiency)
Share capital (Note 6) - common shares	25,734,583	25,733,318
- convertible preferred shares	1,380,691	1,380,691
Contributed surplus	1,502,062	1,150,790
Deficit	(32,679,973)	(31,273,810)

	(4,062,637)	(3,009,011)

	$ 287,436	$ 314,020

Commitments and contractual agreements (Note 10); Contingency (Note 11);

Subsequent events (Note 17)

Approved by the Board: /s/ Robert Rieveley Director /s/ Gale Belding Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

For the years ended March 31	2008	2007	2006 (Restated - See Note 18)

Sales	$ 370,419	$ 336,595	$ 482,840

Cost of sales	150,511	111,748	129,287

Gross profit	219,908	224,847	353,553

Expenses
General, administrative and selling	368,940	298,988	465,553
Stock-based compensation	351,677	283,383	366,277
Salaries and Benefits	276,328	249,929	172,976
Product marketing costs	240,965	321,426	571,985
Interest- current debt and other	177,524	96,833	60,796
Bad Debts	73,687	83,046	20,000
Professional fees	68,912	112,800	64,728
Office rent, utilities and maintenance	44,834	62,497	56,627
Amortization	12,772	436,446	610,112
Foreign exchange	10,432	13,488	60,101

	1,626,071	1,958,836	2,449,155

Loss from continuing operations	(1,406,163)	(1,733,989)	(2,095,602)

Loss from discontinued operations
- gain from settlement of debt and restructuring	-	199,094	63,000
- gain from sale of equipment	-	-	13,224

Net loss for the year	$ (1,406,163)	$ (1,534,895)	$ (2,019,378)

Basic and diluted loss per common share

From continuing operations	$ (0.02)	$ (0.02)	$ (0.02)

From discontinued operations	(0.00)	(0.00)	(0.00)

Net loss for the year	$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding
	92,235,833	92,229,512	91,829,966

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.
Consolidated Statements of Changes in Shareholders` (Deficiency)
(Expressed in Canadian Dollars)

For the years ended March 31, 2008, 2007 and 2006
	Share Capital
	Common Shares	Convertible Preferred Shares	Common Shares	Convertible Preferred Shares	Contributed Surplus (Restated - See Note 18)	Deficit (Restated - See Note 18)	Total Shareholders (Deficiency)
	Number	Number	Amount	Amount

Balance, March 31, 2005	90,134,310	13,806,907	$ 25,089,637	$ 1,380,691	$ 571,025	$(27,719,537)	$ (678,184)
Common shares issued:
For cash -
by private placement	2,020,202	-	621,181	-	-	-	621,181
by stock options exercised	75,000	-	17,250	-	-	-	17,250
Stock-based compensation	-	-	-	-	366,277	-	366,277
Private placement finders fee	-	-	-	-	(64,645)	-	(64,645)
Options exercised for which stock-based compensation has been recorded	-	-	5,250	-	(5,250)	-	-
Net loss	-	-	-	-	-	(2,019,378)	(2,019,378)
Balance, March 31, 2006	92,229,512	13,806,907	25,733,318	1,380,691	867,407	(29,738,915)	(1,757,499)
Stock-based compensation	-	-	-	-	283,383	-	283,383
Net loss	-	-	-	-	-	(1,534,895)	(1,534,895)
Balance, March 31, 2007	92,229,512	13,806,907	25,733,318	1,380,691	1,150,790	(31,273,810)	(3,009,011)
Common shares issued:
For cash -
by stock options exercised	8,600	-	860	-	-	-	860
Stock-based compensation	-	-	-	-	351,677	-	351,677
Options exercised for which stock-based compensation has been recorded	-	-	405	-	(405)	-	-
Net loss	-	-	-	-	-	(1,406,163)	(1,406,163)
Balance, March 31, 2008	92,238,112	13,806,907	$ 25,734,583	$ 1,380,691	$ 1,502,062	$(32,679,973)	$(4,062,637)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended March 31	2008	2007	2006 (Restated - See Note 18)

Cash provided by (used in):
Operating activities
Net loss for the period	(1,406,163)	(1,534,895)	(2,019,378)
(Gain) from discontinued operations	-	(199,094)	(76,224)

Net loss from continuing operations	(1,406,163)	(1,733,989)	(2,095,602)
Items not involving cash:
Amortization	12,772	436,446	610,112
Accrued interest	174,657	96,833	60,796
Stock-based compensation	351,677	283,383	366,277
Write-down of advances	-	54,053	-
Changes in non-cash operating working capital items (Note 7)	99,700	26,019	(81,842)
Net cash (used in) operating activities from continuing operations	(767,357)	(837,255)	(1,140,259)

Financing activities
Due to related parties (decrease)	757,993	793,616	151,212
Private placement finders fee paid	-	-	(64,645)
Issuance of common shares	860	-	638,431

	758,853	793,616	724,998
Investing activities
Purchase of property and equipment	-	(1,282)	(3,794)
Proceeds on disposal of property and equipment held for resale	-	-	46,730

	-	(1,282)	42,936

Increase (Decrease) in cash and cash equivalents	(8,504)	(44,921)	(372,325)
Cash and cash equivalents, beginning of year	23,358	68,279	440,604

Cash and cash equivalents, end of year	$ 14,854	$ 23,358	$ 68,279

Supplemental disclosure of cash flow information and non-cash transactions (Note 7)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Biotech Holdings Ltd.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted principles ("US GAAP") except as described in Note 16.

Basis of Consolidation

These consolidated financial statements include the accounts of Biotech Holdings Ltd. ("Biotech") (the "Company") and its subsidiaries: 401718 B.C. Ltd. (formerly Biotech Holdings Inc.) ("Holdings"), Biotech Laboratories Inc. ("Laboratories"), 314202 B.C. Ltd. ("314202"), Biotech Pharmaceutical Ltd., Echo Health & Beauty Ltd. ("Echo"), Volque Pharmaceutical Company Ltd. ("Volque"), and 75% of Smith Rothe Pharmaceutical, Inc. ("Smith Rothe"). The Mexican operating company, Pharmaroth Latin America S.A. de C.V., is owned by Smith Rothe. Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by a company that is controlled by a Director of Biotech. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Going Concern

These consolidated financial statements have been prepared on a going concern basis which contemplates that Biotech will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company`s ability to continue as a going concern is dependent upon the raising of additional financing, if, as, and when required, and, ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid money market securities and investment deposits issued by banks with an original maturity of three months or less.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when management estimates collectibility to be uncertain. Accounts receivable are continually reviewed to determine which, if any, accounts are doubtful of collection. In making the determination of the appropriate allowance amount, the Company considers current economic and industry conditions, relationships with each significant customer, overall customer credit-worthiness and historical experience.

Biotech Holdings Ltd.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Property and Equipment

Property and equipment are recorded at cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below.

Amortization of property and equipment used in continuing operations is provided over the estimated useful lives of the assets using the following bases and annual rates

Furniture and fixtures   10% declining-balance basis
Laboratory equipment   10% declining-balance basis
Production equipment   10% declining-balance basis
Computer equipment   30% declining-balance basis

No amortization is provided for property and equipment held for resale.

The Company reviews the carrying value of its property and equipment on a regular basis and where these carrying values are estimated to exceed the net recoverable amounts, provision is made for these decreases in value.

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Mexican operating company, Pharmaroth Latin America S.A. de C.V., also markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first in, first out basis.

Product Marketing Costs

Product marketing costs of $240,965 were expensed in the year (2007 - $321,426 and 2006 - $571,985).

Foreign Exchange Translation

The Company`s functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year end exchange rate and all income and expenses are translated at average exchange rates prevailing during the period. Non-monetary assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Exchange gains and losses arising on translation are included in earnings.

Exchange rates between the United States dollar and the Canadian dollar for the years reported in these financial statements are as follows:

Biotech Holdings Ltd.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Foreign Exchange Translation (continued)

	2008	2007	2006

Average for year`s end	$ 1.0330	$ 1.1388	$ 1.1676

As at end of year	$ 1.0232	$ 1.1559	$ 1.1943

Exchange rates between the Mexican peso and the Canadian dollar for the years reported in these financial statements are as follows:

	2008	2007	2006

Average for year`s end	$ 0.0951	$ 0.1036	$ 0.1112

As at end of year	$ 0.0958	$ 0.1049	$ 0.1068

Technology Interests

Technology interests are stated at amortized cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired. Amortization of technology interests is being recorded on a straight line basis over the shorter of the estimated useful lives or ten years.

Impairment of Long-Lived Assets

Property and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Loss Per Share

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 6,541,400 (2007 - 3,506,000) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, advances, accounts payable and accrued liabilities and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short term in nature or they are receivable or payable on demand. The fair values of notes payable was not practicable to determine. The Company does not use any derivative instruments to reduce its

Biotech Holdings Ltd.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Fair Value of Financial Instruments (continued)

exposure to fluctuations in interest rates and foreign currency exchange rates.

Stock-Based Compensation

The Company applies the fair value method for valuing stock option grants. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, are measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Future Income Taxes

Income taxes are accounted for by the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Biotech Holdings Ltd.
Adoption of New Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

Effective April 1, 2007 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"); "Financial Instruments - Recognition and Measurement" (Section 3855), "Financial Instruments - Disclosure and Presentation" (Section 3861), and "Comprehensive Income" (Section 1530). These new standards have been adopted prospectively. Adoption of these standards did not impact April 1, 2007 opening balances.

a) Financial instruments - Recognition and Measurement - Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments. Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

i) Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values. Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

ii) Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.

Currently, the company has no held-to-maturity financial assets.

iii) Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables loans and receivables, which are accordingly measured at amortized cost. Due to their short-term natures, the fair values of loans and receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

Biotech Holdings Ltd.
Adoption of New Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

a) Financial instruments - Recognition and Measurement - Section 3855 (continued)

iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value. Any gains or losses arising from the change in fair value are recorded as other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

Currently, the company has no available-for-sale financial assets.

v) Other financial liabilities

Financial liabilities that are not classified as held for trading are classified as other financial liabilities, and are carried at amortized cost using the effective interest method. Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The company has classified accounts payable and due to related parties and long-term debt as other financial instruments, which are accordingly carried at amortized cost. Due to its short-term nature, the fair value of accounts payable and accrued liabilities approximate their carrying value, and they are not subject to significant credit, foreign exchange or interest rate risk.

Long term debt consists of notes payable which are unsecured, non interest bearing and repayable only from a pro rata share of profits commencing January 26, 2001. Payments are limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2009. The fair value of these notes was not practicable to determine

b)  Financial instruments - Disclosure and Presentation - Section 3861

This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them. Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

c) Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income. Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive

Biotech Holdings Ltd.
Adoption of New Accounting Policies
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

c) Comprehensive income - Section 1530 (continued)

income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders` equity. The Company did not have any transactions during the yea ended 2007 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

d) Risk management

Because the financial instruments are not subject to significant foreign exchange or interest rate risk, the company has not adopted risk management policies.

i) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company`s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

The Company`s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, prepaid expenses, due to related parties and long term debt. Unless otherwise noted, it is management`s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

1. Nature of Business and Ability to Continue Operations

The Company`s business focus is on developing the distribution of the Company`s Type II diabetes drug known variously as DIAB II, Sucanon and Glucanin, particularly in Mexico and Latin America. The operations of the Company are not subject to any seasonal or cyclical factors

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,679,973 and a Shareholders` Deficiency of $4,062,637 at March 31, 2008. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company`s operations are self sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Property and Equipment

a) Continuing Operations

2008	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 119,458 $ 412,864	$ 16,087 176,732 2,457 115,096 $ 310,372	$ 30,692 63,895 3,543 4,362 $ 102,492

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

2. Property and Equipment (continued)

a) Continuing Operations (continued)

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment Laboratory equipment Furniture and fixtures Computer equipment	$ 46,779 240,627 6,000 119,458 $ 412,864	$ 12,678 169,632 2,063 113,227 $ 297,600	$ 34,10 70,995 3,937 6,231 $ 115,264

b) Held for Resale

2008	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1

2007	Cost	Accumulated Amortization	Net Book Value
Production equipment	$ 1,063,936	$ 1,063,935	$ 1

During the year ended March 31, 2008, amortization expense for the continuing operations was $12,772 (2007: $14,510, and 2006: $16,398) and $Nil (2007: $Nil, and 2006: $Nil) for property and equipment held for resale.

3. Technology Interests

2008	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,461,281	$ 1

2007	Cost	Accumulated Amortization	Net Book Value
	$ 4,461,282	$ 4,461,281	$ 1

During the year ended March 31, 2008, amortization expense for technology interests was $Nil (2007: $421,936 and 2006: $593,713).

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

4. Due to Related Parties

		2008	2007
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company`s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During 2008 $23,872 (2007 -$22,104, 2006 -$20,466) in interest was accrued.

		$ 322,271	$ 298,399

(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.
		28,996	4,551

(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.
		9,189	6,802
		360,456	309,752

b) Secured

Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the year ended March 31, 2008, the notes were increased by advances of $731,163 (2007: $815,442).

During the year, interest expense of $130,016 was accrued (2007: $74,729; 2006: $36,300)
	2,414,745	1,532,797
	2,414,745	1,532,797

Total	$ 2,775,201	$ 1,842,549

5. Notes Payable - long term

These amounts are unsecured, non interest bearing and repayable only from a pro rata share of profits commencing January 26, 2001. Payments will be limited to the principal amounts of the notes outstanding and no principal repayments are anticipated in 2009. The fair value of these notes was not practicable to determine.

$ 224,343	$ 224,343

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

6. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest, and no redemption provisions. The Company`s Articles of Incorporation were amended in 2005 to amend the cumulative cash dividend rate of the Series I Convertible Preferred shares from $0.0368 per share to 8% per annum.

a) Private Placements of Common Shares

During the year ended March 31, 2008 and 2007, no private placements were issued.

During the year ended March 31, 2007, the Company cancelled a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds was cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date.

b) Warrants to Purchase Common Shares

The following table summarizes the number of fully exercisable common share warrants outstanding and the exercise price thereof:

	2008	2007	2006

Outstanding, beginning of year	Nil	3,548,682	3,244,146
Issued at $0.400 per share
expiring October 6, 2006	-	-	2,020,202
Expired January 27, 2006 $0.375	-	-	(1,715,666)
Expired October 6, 2006 $0.400	-	(2,020,202)	-
Expired December 16, 2006 $0.55	-	(1,528,480)	-

Outstanding, end of year	Nil	Nil	3,548,682

There were no outstanding warrants to purchase common shares at March 31, 2008.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

6. Share Capital (continued)

c) Stock Options - Common Shares

On July 25, 2005 the Board of Directors approved a "fixed" Stock Option Plan which limits the number of options to be granted. At the Annual General Meeting held on September 30, 2005, the shareholders approved a "fixed" Stock Option Plan (the "Plan"). The highlights of the Plan are as follows:

(i) The maximum number of options granted at any time shall not exceed 8,820,971 less the number of options exercised since September 30, 2005 (the date of approval);

(ii) No one person may hold options of more than 5% of the issued and outstanding Shares;

(iii) Options granted under the plan may be exercised for a term of up to five years from the date of grant;

(iv) Shares issued on exercise of the stock options are payable in full on exercise, and;

(v) Under the Plan, a stock option is non assignable and terminates the day the Optionee ceases to be a director, officer or employee of the Corporation or for any reason other than death of the Optionee, in which case the stock option terminates ninety (90) days after the death of the Optionee.

The following table summarizes the number of shares under option and the exercise price thereof:

	2008	2007	2006
Balance, beginning of year	3,506,000	2,415,000	3,851,000
Granted (per share)
$0.11 (expiring Apr 12 09)	5,034,000	-	-
$0.16 (expiring Jun 22 08)	-	896,000	-
$0.10 (expiring Jun 22 08)	-	545,000	-
$0.10 (expiring Jun 25 08)	-	300,000	-
US$0.10 (expiring Nov 23 08)	-	275,000	-
$0.135 (expiring Feb 22 08)	-	-	300,000
Exercised in year (per share)
$0.10 (expiring Jun 22 08)	(8,600)	-	-
$0.23 (expiring May 3 05)	-	-	(75,000)
Expired in year (per share)
$0.10 Expired Feb 22 08	(300,000)	-	(220,000)
$0.55 Expired Mar 24 08	(1,190,000)	-	-
$0.54 Expired Aug 11 06	-	(75,000)	-
$0.55 Expired Mar 24 07	-	(150,000)	-
$0.55 Expired Mar 24 06	-	(700,000)	-
$0.25 Expired Jan 2 06	-	-	(495,000)
$0.14 Expired Dec 15 05	-	-	(896,000)
Cancelled in year (per share)		-	(50,000)
$0.10 Expiring Jun 25 08	(300,000)	-	-
$0.11 Expired Apr 12 09	(200,000)	-	-
$0.55 Expired Mar 24	-	-	(220,000)
Balance, end of year	6,541,400	3,506,000	2,415,000
Exercisable, end of year	6,541,400	2,316,000	225,000
Weighted average exercise price	$ 0.12	$ 0.27	$ 0.50

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

6. Share Capital (continued)

c) Stock Options - Common Shares (cont`d)

Using the fair value method to value stock options, $351,677 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company`s share price of 169% (2007 - 159%; 2006 - 100%) and a weighted average risk free rate of 4.20% (2007 - 4.17%; 2006 - 3.03%). The stock compensation expense is netted with any recovery of compensation expense previously recognized on unvested options granted in prior years.

             Stock options outstanding at March 31, 2008 were as follows:

Exercise Price	Number	Expiry
$0.16	896,000	June 22, 2008
$0.10	536,400	June 22, 2008
$0.10 US	275,000	November 23, 2008
$0.11	4,834,000	April 12, 2009
	6,541,400

d) Convertible Preferred Shares and Warrants to Purchase Preferred Shares

At March 31, 2008 and 2007, 13,806,907 convertible preferred shares were outstanding from the exercise of preferred share warrants during 2004. No cash dividend has been declared to date. However, the 8% per annum dividend on these shares for the year ended March 31, 2008 would have amounted to $110,455 (2007: $110,455; 2006: $110,455). The cumulative effect to March 31, 2007 of the dividend at 8% per annum from date of issuance would have amounted to $509,720. This would have an insignificant effect on net loss or on basic and diluted loss per share.

No preferred share purchase warrants were outstanding or exercisable as of March 31, 2008, 2007 or 2006.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

7. Supplemental Disclosure of Cash Flow Information and Non-Cash Transactions

a) Changes in non-cash operating working capital items:

	For the years ended March 31
	2008	2007	2006

Accounts receivable	$ (856)	$ (112,359)	$ (45,322)
Advances	-	20,947	7,425
Inventory	6,166	38,824	(10,795)
Accounts payable and accrued liabilities	94,390	78,607	(33,150)

	$ 99,700	$ 26,019	$ (81,842)

b) Other Supplemental Information

No income taxes were paid and no interest was received in any of the periods presented.

8. Related Party Transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties not disclosed elsewhere include:

	2008	2007	2006

Management fees paid to an related party	$ 144,000	$ 144,000	$ 144,000
Salaries and benefits paid to related parties	183,540	173,481	172,976
Interest accrued on Notes Payable (Note 4)	150,785	96,833	56,766
Rent and services paid to companies controlled by
related parties (Note 4)	88,896	81,943	86,216

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

9. Income Taxes

Income taxes vary from the amount that would be computed by applying the estimated statutory income tax rate (31%) for the following reasons:

	2008	2007	2006

Loss before income taxes	$ (1,406,082)	$ (1,534,895)	$ 2,019,378
Income Tax Rate	31%	36%	36%

Provision (benefit) at Canadian statutory rate	$ (436,000)	$ (552,000)	$ (331,000)
Impact of lower statutory rates on foreign subsidiary	5,000	10,000	-
Effect of rate changes in effective tax rates	785,000	-	-
Permanent differences	120,000	113,000	167,000
Expiry of loss carry forwards	552,000	621,000	396,000
(Decrease) increase in valuation allowance	(1,026,000)	(192,000)	(232,000)
	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of the Company`s future income tax assets at March 31, are as follows:

	2008	2007

Unclaimed non-capital losses	$ 2,863,000	$ 3,604,000
Property and equipment	508,000	585,000
Technology interests	1,068,000	1,240,000
Deferred costs	220,000	256,000
Valuation allowance	(4,659,000)	(5,685,000)
Net deferred tax asset (liability)	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management`s judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has non capital losses carry forwards available to reduce future taxable income. These loss carry forwards expire as follows:

2009 2010 2011 2015 2026 2027 2028	$ 1,993,713 1,378,313 2,367,554 1,149,702 308,607 796,616 1,239,108 $ 9,233,613

No benefit (if any) of these tax losses has been recorded in these financial statements.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

10. Commitments and Contractual Agreements

a) In May 2004, the Company entered into a 5 year agreement with a marketing company in Mexico for the sale of Sucanon in Mexico. The agreement, among other items, grants the marketing company the exclusive rights to sell Sucanon in Mexico, specifies the price at which the Company will sell Sucanon to the marketing company, establishes a maximum retail price and minimum monthly sales levels and sets out the terms of repayment for amounts advanced for advertising by the Company. The agreement has a 5 year renewal clause. Upon any breach of the terms specified in the agreement, the Company has the option to terminate the agreement. In September 2006, the marketing company waived its exclusive rights to sell Sucanon in Mexico. The Company assumed responsibility for advertising in Mexico and the marketing company agreed to a price increase to compensate the Company for the advertising costs.

b) In November 2004, the Company entered into an agreement with a Mexican manufacturing company for the production of Sucanon. The agreement specifies that the Company will provide the manufacturer with pre-mix and the manufacturer will tablet the product within production specifications and package Sucanon for a per package price as specified in the agreement.

c) The Company pays rent on a month-to-month basis.

d) During the year ended March 31, 2002, the Company entered into a world-wide patent licensing agreement with the President of the Company regarding the use of DIAB II (also known under the trademarks Sucanon and Glucanin) as a combination therapy. Combination therapies as defined in the agreement include those therapies for Type II Diabetes in which DIAB II is combined with or used together with other Type II Diabetes drugs. This agreement would require payment by the Company, to the President, of 25% of such royalty revenue received by the Company, either from licensing such combinations to third parties or from the Company itself producing such a combination. The payment of this royalty for combination therapy use was determined by agreement between outside directors and the President. This agreement will have no impact on revenues received by the Company on sales of DIAB II as a monotherapy, and, in the opinion of the management, this agreement is not anticipated to have a significant impact on expected total revenues.

11. Contingency

The Company is the subject of legal disputes which have arisen in the normal course of business. In June 1998, one of the Company`s suppliers issued a claim that exceeds the amount accrued by approximately $250,000. The Company has filed a counter claim against the supplier and the matter is presently in litigation. In the opinion of management, the outcome of the legal disputes is not presently determinable. However, it is the opinion of management that this will not have a material adverse financial impact on the Company.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

12. Segmented Information

The Company currently operates in one business segment, being the development and distribution of its Type II diabetes drug.

Sales (returns) by geographic region are summarized as follows:

	For the years ended March 31
	2008	2007	2006

Mexico	$ 370,419	$ 336,595	$ 482,840

	$ 370,419	$ 336,595	$ 482,840

Property and equipment by geographic region as of March 31, are summarized as follows:

	2008	2007

Canada (continuing operations)	$ 102,492	$ 115,264
Canada (held for resale)	1	1

	$ 102,493	$ 115,265

            Major Customers

Current Operations

The Company`s principal revenue is derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

In September 2006, the marketing company waived its exclusive rights to sell Sucanon in Mexico. The Company assumed responsibility for advertising in Mexico and the marketing company agreed to a price increase to compensate the Company for the advertising costs.

During 2008, 20.5% of the Company`s sales (2007: 37.3%; 2006: 100%) were made to the Mexican marketing company, whose orders for product correspond to orders that they receive from their retail customers. During 2008, the Company developed its own customer base and a primary customer accounted for 39.8% (2007: 49.6%; 2006: 0%) of total sales. During 2008, two new customers exceeded 10% of the Company`s sales. One customer accounted for 13.0% of total sales while the other accounted for 11.5%.

13. Reclassifications

Certain comparative figures have been reclassified to conform to the current year`s financial statement presentation.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

14. Discontinued Operations

The Company`s primary operating subsidiary, Biotech Laboratories Inc., discontinued operations during the year ended March 31, 2003. A general security agreement registered as a first charge, was granted to the subsidiary, subject to collateral, including inventory, equipment, accounts receivable, intangibles and other personal property of the lessee, to secure payment or performance of obligations and indebtedness of the subsidiary.

The remaining assets and liabilities of the discontinued operations at March 31, 2008 are as follows:

Current assets	$ -
Property and equipment - net book value	1

1
Less: current liabilities	(636,382)

$ (636,381)

Revenue for the year ended March 31, 2008 from the discontinued operations was $Nil, (2007 - $Nil; 2006 - $Nil) resulting in an operating loss of $Nil (2007 - $Nil; 2006 - $Nil).

15. Proposal to Creditors

On May 21, 2003, the Company`s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. These proposals, accepted by the required majority of creditors, allows for the operating subsidiary to maintain operations and generate funds from those operations to pay a portion of its pre-proposal liabilities. For Biotech Laboratories Inc., secured creditors, all being related parties, claimed $9,808,057 of which the net value of the security was estimated to be $568,096. Unsecured creditors claimed $9,605,170, which included $9,239,961 unsecured debt by secured creditors. For the Company, all being related parties, claimed $2,702,961. Unsecured creditors claimed $153,560. Under the proposal, preferred creditors shall be paid in full in priority to all claims of unsecured creditors. Provision for payment of claims of unsecured creditors shall be made in the lesser amount of 10% and $25,000 on each day, which is one year, one year six months and two years, respectively, after the end of the month of court ratification. The proposals also allow the companies to provide ongoing business to its suppliers. Creditors of the subsidiary after the filing of the proposal will be paid in full, in priority to preferred and general unsecured creditors.

In July 2006 the trustee acting in the proposal of the Company filed a certificate with the Supreme Court of British Columbia that certified that the Company had fully performed its obligations required under the proposal. At the same time, the trustee acting in the proposal of Biotech Laboratories Inc. filed a notice with the Supreme Court of British Columbia stating that Biotech Laboratories Inc. was in default in performing its obligations required under its proposal and its creditors could take proceedings to place Biotech Laboratories Inc. in bankruptcy at their own expense

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

16. Reconciliation of Certain Differences Between U.S and Canadian Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

a) The Company had a policy of capitalizing a portion of its development costs which relate to the development of proprietary formulas for the Company`s discontinued operations respecting its healthcare product line. Additionally, in prior years, the Company capitalized certain deferred costs. US GAAP would require these expenditures to be expensed in the year incurred.

The effect of the above on total assets (per US GAAP) would be to reduce total assets at March 31, 2008 by $Nil (2007 - $Nil, 2006 - $Nil).

	2008	2007	2006

Net loss for the year per Canadian GAAP	$ (1,451,119)	$ (1,534,895)	$ (2,019,378)
Amortization and write-off of deferred costs,
net of development expenses during
the year (a)	-	-	-

Net loss and comprehensive loss per US GAAP	$ (1,451,119)	$ (1,534,895)	$ (2,019,378)

Loss per share in accordance with US GAAP	$ (0.02)	$ (0.02)	$ (0.02)

The impact of the above-noted differences on total shareholders` deficiency is as follows:
	2008	2007	2006

Shareholders` equity (deficiency) per Canadian GAAP	$ (4,018,995)	$ (3,009,011)	$(1,757,499)
Unamortized balance of deferred costs (a)	-	-	-

Shareholders` (capital deficit)
per US GAAP	$ (4,018,995)	$ (3,009,011)	$ (1,757,499)

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

17. Subsequent Event

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. All of the options have an exercise price of $.10 per share, would vest October 31, 2008 and expire March 31, 2010.

18. Restatements as a Result of Correcting Stock Compensation Expense

The Company`s balance sheet, statements of operations, statements of cash flows, and statements of changes in shareholders` deficiency have been restated for the years ended March 31, 2006 and 2005. In determining the stock-based compensation expense for the years ended March 31, 2006 and 2005, the Company amortized stock based compensation expense for unvested employee stock options over the life of the options. In the Company`s March 31, 2007 review of stock compensation expense, the Company determined that it had not considered CICA Handbook Section 3870.49 - Stock-based Compensation and Other Stock-based Payments.

To correctly account for the stock options granted to employees, the stock based compensation expense should have been recognized over the service period, which is presumed to be the period from the grant date to the date that the award is vested and its exercisability does not depend on continued employee service.

The following presents the effect on the Company`s previously issued financial statements for the years ended March 31, 2006 and 2005:

Balance sheet as at March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated

Contributed Surplus	723,935	143,472	867,407
Deficit	(29,595,443)	(143,472)	(29,738,915)

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

18. Restatements as a Result of Correcting Stock Compensation Expense (continued)

Statement of operations for the year ended March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated

Stock-based compensation	283,544	82,733	366,277
Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Net loss for the year	(1,936,645)	(82,733)	(2,019,378)

Statement of cash flows for the year ended March 31, 2006 -

	Previously Reported	Increase (Decrease)	Restated

Loss from continuing operations	(2,012,869)	(82,733)	(2,095,602)
Stock-based compensation	283,544	82,733	366,277

19. Recent Accounting Pronouncements

This Section details recent accounting pronouncements that impact these and future financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada`s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Inventories

In March 2007, the AcSB approved a new standard with respect to inventories effective for fiscal years beginning on or after January 1, 2008. The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

19. Recent Accounting Pronouncements (continued)

reversed. The adoption of this new standard is not expected to have a material impact on the Company`s earnings.

Capital Disclosures

As a result of new Section 1535, Capital Disclosures, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity`s objectives, policies and procedures for managing capital. This Section is applicable for the fiscal year beginning on April 1, 2008.

Disclosure and Presentation of Financial Instruments

New accounting recommendations for disclosure and presentation of financial instruments are effective for the Company beginning April 1, 2008. The new recommendations require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

Goodwill and Intangible Assets

The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending March 31, 2009.

Recent Accounting Pronouncements (US)

Fair value measurement

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on April 1, 2008. The Company is currently reviewing the impact of this statement.

                            Employers accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, "Employers` Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158"). SFAS 158 requires an employer that sponsors one or more single-

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

19. Recent Accounting Pronouncements (continued)

employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, "Employers` Accounting for Pensions", or SFAS 106, "Employers` Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer`s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company`s fiscal year ending March 31, 2008. The adoption of SFAS No. 158 is not expected to have a material impact on the Company`s financial position, results of operations or cash flows.

                        Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 156 may be adopted as early as 1 January 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after 15 September 2006 (e.g. 1 January 2007, for calendar year-end entities).  The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting.

Specifically, the FASB said SFAS No. 156 permits a service using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value.  The adoption of SFAS No. 156 is not expected to have a material impact on the Company`s financial position, results of operations or cash flows.

Accounting for certain hybrid instruments

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives. The adoption of SFAS No. 155 is not expected to have a material impact on the Company`s financial position, results of operations or cash flows.

The Fair Value Option for Financial Assets

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115."  SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently investigating the impact of this pronouncement and has not yet determined the impact on the consolidated financial statements.

Biotech Holdings Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

March 31, 2008 and 2007

19. Recent Accounting Pronouncements (continued)

Business Combinations

In December 2007, the FASB issued Statement No. 141(Revised 2007), "Business Combinations" (SFAS No. 141(R)).  SFAS No. 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  SFAS No. 141(R) also changes the accounting treatment for certain specific items.  SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008.  The Company is currently investigating the impact of this pronouncement and has not yet determined the impact on the consolidated financial statements.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51."  SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent`s equity.  SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008.  The Company does not expect adoption of this pronouncement to have a material impact on the consolidated financial statements.

Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property

In December 2007, the FASB ratified the consensus reached on EITF 07-1, "Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property."  EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties.  EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  The Company does not expect adoption of this pronouncement to have a material impact on the consolidated financial statements